Mail Stop 4720
                                                                September 21,
2018


    Shy Datika
    Chief Executive Officer
    INX Limited
    57/63 Line Wall Road
    Gibraltar, GX11 1AA

           Re:     INX Limited
                   Amendment No. 2 to
                   Draft Registration Statement on Form F-1
                   Submitted July 11, 2018
                   CIK No. 0001725882

    Dear Mr. Datika:

          We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
    June 5, 2018 letter.

    General

    1. We note your response to comment 1. Please disclose that the INX Token is an equity security as such term is defined in Section 3(a)(11) of the Securities Exchange Act of
           1934 and direct counsel to revise its legal opinion consistent with the requirements of
           Section II.B.1.c of Staff Legal Bulletin No. 19. In an appropriate section of the filing, please disclose that depending on the number of holders of INX Tokens, you may become subject to the registration requirements of Section 12(g) of the Exchange Act and the ongoing reporting obligations of the Exchange Act.
 Shy Datika
INX Limited
September 21, 2018
Page 2

2. In response to comment 14, you state that the company will not meet the definition of
       "investment company" under Section 3(a)(1)(C) of the Investment Company Act of 1940
       (the "1940 Act") because the company will not own "investment securities" as such term is defined in Section 3(a)(2) of the 1940 Act. You further state that the company will have no assets other than operating assets, cash assets, intellectual property, and the securities of the company's subsidiaries and such securities will not constitute investment securities because the subsidiaries will be exempted from investment company status under Section 3(c)(2) of the Act. The registration statement has been amended to disclose that the company will accept certain cryptocurrencies as payment for the purchase of INX Tokens and fees for services and hold these currencies as investments until sold. Given this disclosure, please provide an estimate of the percentage of the company's total assets that may be cryptocurrencies, as well as an analysis as to whether the cryptocurrencies are "investment securities" under Section 3(a)(2) of the
       1940 Act. Please address how the company's holding of cryptocurrencies affects your previous analysis of the company's status as an investment company under Section
       3(a)(1)(C) of the 1940 Act.

3. We note your revisions in response to comment 18 indicating that in the future INX
       Trading may trade non-securities, such as futures or swaps. Please note that ATSs, which meet the definition of an exchange under Exchange Section 3(a)(3) and Rule 3b-16 thereunder, may only trade securities and not non-securities. To the extent that you intend INX Trading to trade non-securities, as indicated, please revise to disclose how you intend to do this outside the INX Trading ATS.

Prospectus Cover Page

4. We note that in the Plan of Distribution you state among other things that "Pending satisfaction of the minimum offering requirement, all subscription payments will be held in the Segregated Offering Account. If the subscription price is paid in BTC or ETH, then the Company will sell the BTC or ETH so received and deposit US Dollars into the
       Segregated Offering Account in an amount equal to the subscription price." Please clarify (1) at what point the company will sell the BTC or ETH before it can deposit subscription funds into the Segregated Offering Account, in compliance with Rule 15c2-
       4; (2) how the company will determine what amount of subscription funds will be promptly returned to the customer if subscription funds are rejected or if the company does not meet the minimum offering requirement prior to the termination of the offering;
       and (3) how the company will determine when the minimum contingency is met.

5. We note your revised disclosure that you propose to place subscription funds in a segregated bank account until the minimum offering requirement is met, as well as that you may "engage broker-dealers who are FINRA members to participate in the offer and sale of our INX Tokens." Please explain whether and how the terms of your segregated bank account complies with the requirements of Exchange Act Rule 15c2-4. Shy Datika
INX Limited
September 21, 2018
Page 3

Prospectus Summary

Overview, page 1

6. You disclose that the INX Trading will enable trading via web portal and API solutions.
       You also disclose that transactions involving INX Tokens will be evidenced in the INX
       Token Distributed Ledger. Please disclose whether you are required to maintain a record of transactions (not involving INX Tokens) taking place on the INX Trading platform and if so, where you will maintain such record. Please also disclose the parties responsible for KYC/AML compliance with respect to such trades.

7. Please revise your fifth paragraph to disclose the party responsible for paying transaction fees on the Ethereum blockchain in order to transfer INX Tokens consistent with your response to comment 2. Please further revise to address the likely amount of these fees and make conforming revisions on pages 35 and 76.

8. We note your revised disclosure related to the Whitelist Database, as well as Appendix I attached at the end of your response letter. Please include the graphical presentations of
       Appendix I in an appropriate section of the filing. Based on your revised disclosures, it appears that only direct purchasers of INX Tokens will be included on the Whitelist
       Database. If true, please revise the relevant portions of the filing to highlight that trading of INX Tokens is limited only among these holders, or otherwise, explain how someone can be added on the Whitelist Database outside of purchasing INX Tokens directly from the company.

Industry Overview

Background & Current Market

Poor Price Discovery, page 4

9. We note your revisions in response to comment 8. Please disclose that an ATS broker-
       dealer operator's participation on its platform may also provide liquidity to platform participants.

Our Solution..., page 4

10. We note your reference to "initial offerings" of securities on your platform. In an appropriate section of the filing please disclose that depending on the nature of your role and involvement with respect to such initial offerings, you may be deemed an underwriter for purposes of Section 2(a)(11) of the Securities Act of 1933, as well as be subject to compliance with the applicable federal securities laws, and that your failure to do so may expose you to legal liability.
 Shy Datika
INX Limited
September 21, 2018
Page 4

11. We note you will set "fixed" rates for trading blockchain assets as well as your response to comments 3 and 22. Please revise to include your response to comment 3 in the filing, as well as disclose the currency or unit of measurement in which these transaction prices will be fixed. If you intend to fix the price in more than one currency or unit of measurement, please address how or if you will handle instances when third party exchange rates for these currencies or digital assets materially vary.

12. You disclose that you intend to develop technology to support high volumes of traffic to enable rapid trading activity. In light of the 200 million cap of total INX tokens being created, as well as use of such tokens as payment for transaction fees, please explain how you intend to prevent trading of INX tokens in excess of the 200 million cap (e.g. short sales). In addition, prior to becoming eligible to conduct an at the market offering on a delayed basis, how will you ensure that your token offerings will be compliant with the federal securities laws, considering the speed and volume of transactions you expect to conduct?

13. Please expand your "Description of INX Tokens" disclosure on page 75 to discuss the impact that your 10% discount for the payment of transaction fees in INX Tokens as compared to other forms of payment on your platform (along with any "promotional incentives" that you may offer), may have on the trading price of the token and any attendant issues, including but not limited to (i) arbitrage opportunities, (ii) wash trading between wallets, (iii) INX Services' ability to register INX Trading platform as an ATS, or (iv) to list INX Tokens for trading on any ATS. For example, please explain why setting a "fixed" transaction price with a guaranteed discount for the use of INX Tokens does not effectively set the trading price for INX Tokens. Finally, please also disclose how traders of INX Tokens will have sufficient information on the material components of the pro rata distribution of your Adjusted Operating Cash Flow to make an informed investment decisions, addressing both the fluctuating number of INX Tokens as outlined in your response to comment 26, and how you will communicate this information to holders as outlined in your response to comment 44 in our letter dated February 23, 2018.

Risk Factors

The blockchain asset trading ledger is publicly available which may give rise to privacy concerns, fines and sanctions, page 12

14. You now disclose that the INX Token smart contract contains a feature for enhancing regulatory compliance. Please file the most recent version of the smart contract or a written summary of such contract as an exhibit to the registration statement. In addition, please expand your disclosure to describe where the company holds the private key to enable decryption of the personal information and address the potential theft or compromise of this private key, and how such a breach may impact your operations or expose you to legal liability. Please also disclose whether this feature has been
 Shy Datika
INX Limited
September 21, 2018
Page 5

       embedded in the already outstanding INX Tokens and what ability you have to unilaterally and discretionarily change the technical features of the smart contract.

Risks Related to an Investment in Our Tokens, page 21

15. We note that paragraph (19)(a) of Exhibit B to your revised subscription agreement attached as Exhibit 4.1 contains an exclusive forum provision. Please revise your disclosure to explain the effect of the exclusive forum provisions on the investors and clarify whether it also applies to claims under the federal securities law, as well as highlight the risks this provision may impose on investors. Please also revise your subscription agreement to clarify the party that would decide whether any such proceeding would be conducted in arbitration or as a bench trial.

The U.S. Dollar-Bitcoin and U.S. Dollar-Ether exchange rates are subject to fluctuation..., page
22

16. You disclose that the exchange rate is determined "on the date a purchaser has submitted an executed INX Token Purchase Agreement and deposited payment for the INX Tokens with the Company." Since disclosure in your filing suggests that a closing on a subscription does not necessarily occur at the same time as when an investor signs a purchase agreement and deposits payment, how will you record the exchange rate applicable to a certain subscription, communicate it to the investor, together with the number of INX Tokens an investors would be entitled to? In addition, please add appropriate risk factor disclosure in the event that TradeBlock XBX and ETX Indices cease to exist.

Use of Proceeds, page 28

17. We note that you have re-categorized the uses of funds. In this respect, we note that your
       Sales and Marketing expenses are projected to be $3.3 million if you raise $18 million in the offering, and the category of Regulatory and Legal expenses are projected at $2.5 million. Please disclose the various steps, components and milestones built within these two categories and the associated fees.

Dilution, page 30

18. We note your response to comment 15 however it appears that new investors are likely to experience a materially higher degree of dilution if you only sold the minimum offering amount as compared to if you sold all tokens being registered. In this regard we note your estimate on page 28 that your registered INX Tokens will be sold for $1 per token, for $130 million in aggregate at the maximum, which is 26 times your minimum offering amount of $5 million. Based on your estimate it further appears that existing investors would hold more than 80% of your outstanding tokens at the minimum, compared to less than 15% of your outstanding tokens at the maximum. Accordingly, please revise to
 Shy Datika
INX Limited
September 21, 2018
Page 6

       disclose dilution in the event that you only sell the minimum offering amount, either by expanding your dilution table or by including sufficient footnote disclosure quantifying dilution in such a circumstance.

Business

Material Agreements, page 42

19. We note that your descriptions of the various agreements, including your material agreements as well as your INX Token Purchase Agreement "is qualified in its entirety by reference to" the related agreement. Please limit the scope of these qualifications so that it is clear that all the material terms of these agreements are fully described in the prospectus as required by Section 11 of Securities Act of 1933. In addition, we also note your revisions in response to comment 20; however your disclosure of the material terms of the A-Labs Engagement Agreement, along with the Triple-V Consultancy Agreement and other apparently similar agreements, does not appear to adequately describe the specific services provided under the terms of each of these material agreements. Please be advised that we may have additional comments after reviewing these agreements when filed as exhibits.

Regulatory Oversight of Blockchain Assets, page 52

20. We note your disclosure that you will need to comply with CFTC rules relating to swaps and futures. Please further disclose that you will need to comply with the applicable federal securities rules and regulations, to the extent that the instruments underlying the swaps or futures are securities.

Description of INX Tokens

Technical Features of the INX Token, page 75

21. We note your revisions in response to comment 23 that you will engage a third party to audit various components of the INX Token before conducting your offering. Please revise to describe the "various components," including whether the audit will cover the operation of the INX Registry, and provide your legal analysis for why you believe the results of this audit are not material to an informed investment decision.

KYC/AML Requirements, page 76

22. We note your response to comment 25 that INX Tokens will now be held in Ethereum wallets outside the sole control of the company or its subsidiary and that Appendix I provided in response to comment 2 states "[e]ach account can be associated with multiple whitelisted wallet addresses." Accordingly, please disclose if and how you will verify
 Shy Datika
INX Limited
September 21, 2018
Page 7

       that private keys for these wallets will not be shared with third parties who have not satisfactorily completed your KYC/AML process.

Participation Right in Adjusted Operating Cash Flow, page 77

23. We note that your calculation of your Adjusted Operating Cash Flow was revised to exclude "any negative cash flows from prior years." Please disclose this figure, as calculated, as of June 30, 2018 or a more recent date. Please also revise to clarify whether expenses paid with the cash proceeds from an Initial Sale on an INX Token are excluded from your calculation or if only the proceeds from such sales are excluded. If the later, please tell us your negative cash flows from prior years at the termination of this offering.

24. We note your revisions in response to comment 28 that you may pay the pro rata portion of your Adjusted Operating Cash Flow in Ether. Please disclose the terms of conversion from USD to Ether.

Capital Reserve and Liquidity Fund..., page 78

25. We note that you may sell INX Tokens in the fund to cover your losses in hedging transactions, a default on payment, or if there is a claim on the fund. After any sale, please disclose whether you will continue to contribute to the fund 20% of the INX
       Tokens received as payment for transaction fees or forfeited collateral until it again reaches a maximum of 100 million INX Tokens.

INX Token Purchase Agreement; Enforcement of INX Token Holders' Rights, page 78

26. You disclose that a secondary market purchaser of an INX Token may view the rights of holders of INX Tokens on the company's website or request a copy of the rights of the
       INX Tokens from the company. Please disclose how a secondary purchaser will be alerted of these available options.

Original Token Issuance, page 79

27. It appears that you are still issuing tokens in your "Original Token Issuance" and we also note reference to an apparently ongoing "pre-sale" in the footnotes to the table on page
       70, whereas your response to comment 5 in our letter dated February 23, 2018 indicated
       that you no longer intended to conduct a pre-sale offering as originally envisioned.
       Please advise and revise as necessary, for example please tell us:

          How the restrictive legend that is required pursuant to Rule 502(d)(3) is reflected on the INX Tokens sold in such a "pre-sale" and how the restrictive legend can be removed, and how transfers will comply with the provisions of Regulation S, as
 Shy Datika
INX Limited
September 21, 2018
Page 8

           applicable, given your revisions to how INX Tokens may be transferred as outlined in your response to comment 2.

           If your officers or directors are participating in the sale of these pre-sale tokens, and if they are or will be compensated for these efforts as we note disclosure on page 79 that you are "committed to issue INX Tokens [to such individuals] in an amount that is not currently fixed." Considering disclosure that these insiders will not be registered as broker-dealers pursuant to Section 15(a)(1) of the Exchange Act, please explain which non-exclusive safe harbor these individuals intend to rely upon in your registered offering, as their participation in the pre-sale of these tokens appears to conflict with Exchange Act Rule 3a4-1(a)(4)(ii)'s requirement "not participate in selling an offering of securities for any issuer more than once every 12 months."

28. It remains unclear to us how the 18,694,562 INX Tokens were issued since your web-
       based portal and online account appear to have been under development during this time.
       Furthermore, we note your disclosure on page 75 that already outstanding INX Tokens were "re-deployed during the second half of 2018." In light of the forgoing, and what appear to be significant modifications to the terms of the INX Tokens through this and your earlier amendments, please provide us with your analysis whether the currently outstanding INX Tokens constitute different securities from the tokens being registered in this offering. Your response to our comment 32 on this issue appears conclusory.

Plan of Distribution, page 83

29. We note your revisions in response to comment 4 that you intend to sell BTC and ETH received as payment for subscriptions but will return US Dollars to subscribers in the event that you do not reach the minimum offering amount. Accordingly, please disclose:

           How you will treat both additional (or insufficient but necessary) proceeds if the
           Company's actual sale price of BTC or ETH is higher (or lower) than the relevant exchange rates determined by TradeBlock's indexes at 12:01 am (GMT) on the date that a purchaser submits an executed INX Token Purchase Agreement and deposits payment for INX Tokens with the Company. Please also disclose whether the date of submission will be based on a subscriber's local time or will also be based on GMT.

           How the sufficiency of deposits in BTC or ETH are initially calculated given that your subscription agreement is for a specific number of INX Tokens, and how you will treat BTC or ETH deposits that exceed or fail to satisfy the purchase price for the number of INX Tokens so subscribed. Please also revise your added risk factor on page 22.

           How your treatment of BTC or ETH changes after the minimum offering threshold has been achieved given your response to comment 14 and concerns related to being considered an investment company under the Investment Company Act of 1940.
 Shy Datika
INX Limited
September 21, 2018
Page 9


30. We note your revisions in response to comment 35. Please revise the Plan of Distribution to reflect that subscriber funds will be promptly refunded to the purchaser in compliance with the requirements of Rule 10b-9.

31. Please revise your disclosure to clarify that no repurchases will occur during the applicable restricted period consistent with your response to comment
37.

Notes to the Financial Statements

Note 1: General   a. Business description, page F-7

32. We continue to evaluate your response to comment 30 on the accounting for the capital reserve and liquidity fund and may have further comments.

Note 2: Significant Accounting Policies, page F-8

33. We note your response to comments 1, 21 and 26 and comments 43, 65 and 66 in your response dated April 12, 2018. We further note the rights and obligations of the INX
       Tokens are the same whether purchased by a founder or investor, paid as compensation to an employee, or paid as consideration for services performed or future services. Based on these responses, please address the following:

           Tell us whether INX Tokens meet the definition of an equity instrument under IFRS.
           In your response, address how you considered all the rights and obligations of the
           INX Tokens including annual distributions and liquidation, and your response to comments 40 and 41 that your ordinary shares are similar to the tokens and you did not assign value to the voting rights of ordinary shares.

           If INX Tokens do not meet the IFRS definition of an equity instrument, address how you determined it was appropriate to account for INX Tokens provided to employees and service providers as shared-based payment transactions in accordance with IFRS
           2. Tell us what other authoritative guidance you considered in determining how to account for these transactions.

           Given that the rights and obligations of the INX Tokens are the same, discuss how you determined that for some transactions the tokens should be viewed as an equity instrument and for other transactions a financial liability.

34. Explain how you considered the guidance in IFRS 2.13 and the fair value of the services
       A-Labs is providing, when recording the September 26, 2017 transaction with them.
       Specifically, how did you determine it was more appropriate to use the fair value of the ordinary shares and INX Tokens issued to your founders for initial recognition rather
 Shy Datika
INX Limited
September 21, 2018
Page 10

       than the value of the services A-Labs provides plus cash consideration paid? Please tell us whether A-Labs provides these services to others.

Note 3: INX Token Liability, page F-14

35.    We note your response to comment 40 stating your September and November
2017
       valuations were based on the transaction between the Company and its founder for issuance of ordinary shares and tokens. You state that prior to these transactions there was no existing relationship between the company and the founders. We note, however, that the founder transactions give those individuals significant influence and based on your disclosures on page F-15, these individuals meet the definition of a related party in
       IAS 24. Please tell us how you considered the guidance in IFRS 13.B4 to determine the transactions with your founders represented fair value under paragraphs 16 to 24 of IFRS
       13. Further, explain what you considered in determining to use a market approach as opposed to an income approach that may include additional adjustments for the risk and uncertainty related to the INX Tokens and the development of the INX Exchange.

36. We note your response to comment 41 stating that you consider INX Tokens and shares to be similar assets since both provide their holders a proportionate part of the company's annual net cash flow from operating activities. Please tell us in greater detail how you considered various features and rights of your ordinary shares that tokens do not have such as voting rights and ownership of the company, and superior features and rights of your ordinary shares such as liquidation rights and claims to the company's annual net cash flow from operating activities in your determination that INX Tokens and ordinary shares are similar assets under IFRS 13.82. Explain further how you determined that these differences in features and rights did not require additional adjustments to the valuation of INX Tokens. In addition, explain to us why you believe INX Tokens and shares provide their holders a proportionate part of your company's annual net cash from operating activities.

Exhibit Index

Exhibit 4.1   Form of INX Token Purchase Agreement

37. Please revise your prospectus to conform to the revisions in Exhibit B of your INX Token
       Purchase Agreement or advise. In this regard we note:

          INX Tokens may be traded "on trading platforms expressly approved in writing by the Company" without reference to the Whitelist Database, as disclosed in paragraph
          (6).

          Rights upon liquidation only apply if "there is no successor trading platform having substantially similar or superior trading features that utilizes INX Tokens" and that
 Shy Datika
INX Limited
September 21, 2018
Page 11

           there are "no assurances" a "successor entity...will assume [your] obligations with respect to the INX Tokens," as disclosed in paragraphs (8) and (10).

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, me at (202) 551-3765 with any other questions.


                                                           Sincerely,

                                                           /s/ Era Anagnosti

                                                           for Pamela A. Long
                                                           Assistant Director
                                                           Office of Financial
Services

cc:    Mark S. Selinger, Esq.